NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-15

August 12, 2004

Cumberland Reports Second Quarter 2004 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited interim financial results and summary of activities for the six months ended June 30, 2004.

Summary of Recent Activities

Cumberland holds a 100% interest in the Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory.  The Company is completing a feasibility study and an expanded $6.4 million 2004 exploration program on the Meadowbank project.

The Meadowbank 2004 exploration program is focusing on deposit and open pit expansion, and exploration of new targets within the 25 kilometre gold trend. The Phase I exploration program, consisting of 90 drill holes in approximately 14,700 metres, was initiated in April and completed in June.  The goal of the Phase I program was to increase the open pit potential of the project in support of ongoing feasibility studies.  Revisions to resource estimates, incorporating the results from the Phase I drill program, are in progress.  The Phase II program is ongoing and will continue through September.

The Meadowbank project is host to the third largest undeveloped gold resource in Canada.  In the first quarter of 2004, the Company reported the following resource profile for the Meadowbank project:

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,000	4.3	2,998,000
Inferred	5,700,000	4.3	788,000

At the Goose Island deposit, one of three preliminary open pit designs on the project, the 2004 program focused on improved definition of the northern and southern flanks of the deposit with the goal of maximizing the measured and indicated category of resource within the preliminary open pit design.  Drilling in the southern portion of the deposit has yielded 119.46 g/t over 4.89 metres, 97.61 g/t over 4.28 metres and 87.88 g/t over 4.91 metres confirming a shallow, very high-grade component of resources in the southern portion of the open pit design.  In the northern portion of the deposit, a series of drill holes targeted below the current pit design has also yielded excellent intersections (10.93 g/t gold over 4.26 metres, 12.72 g/t over 11.25 metres and 7.06 g/t over 10.80 metres) indicative of increased grade and a potentially deeper open pit in the north.

At the Vault deposit, the Phase I drill program also focused on the expansion of open pit design through conversion of inferred resources into the measured and indicated resource category.  Closely-spaced infill drill holes in the northeast portion of the Vault deposit have provided the definition of near-surface higher grade resources necessary to enhance open pit potential and will support the ongoing feasibility.  Delineation drilling also focused on the southern flanks of the Vault deposit where preliminary pit designs were limited by drill definition.

Exploration drilling at the Phaser Lake target, located 400 metres southwest of the Vault deposit and within the same mineralized trend, confirms the extension of a low grade mineralized horizon for an additional 500 metres.  While the grade and width of mineralization intercepted by drilling is low and considered non-economic, the continuity and style of mineralization is identical to that of the Vault deposit and further wide-spaced drilling is planned to determine the potential for the extension of higher grade mineralization south and west of the Vault deposit.

Exploration drilling at the Crown target, located 4.5 kilometres north of the Vault deposit and also along the same mineralized trend, was designed to test surface mineralization discovered in 2003.  A series of nine shallow drill holes at Crown has tested a strike length of more than 1.0 kilometre.  Highlights from 2004 exploration drilling at the Crown target include 4.04 g/t gold over 3.45 metres at 10 metres below surface and 10.25 g/t over 1.25 metres at 125 metres below surface.  Further drilling is planned pending a complete assessment of the data.

The Phase II exploration program at Meadowbank is ongoing and includes drilling to test for the potential expansion of the PDF deposit, initial exploration of the Jim Zone (located in the northern sector of the property) and additional exploration at the Phaser Lake target.

In January 2004, the Company reported that the Department of Indian Affairs and Northern Development (DIAND) approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.

Cumberland holds a 22% (carried to production) interest in the Meliadine West gold project located in Nunavut Territory.  A drilling program commenced on this project in June 2004 and is expected to be completed in September 2004.

In May 2004, Cumberland confirmed that as of April 30, 2004, Kinross Gold Corporation had acquired (for investment purposes) a total of 4.8 million common shares or 8.8% of the Company’s outstanding shares.  Since such date, Kinross has increased its share interest in the Company to 6.2 million shares or 11.4% of the Company’s outstanding shares.

Financial Highlights

At June 30, 2004, the Company had working capital of $40.5 million, compared to $45.8 at December 31, 2003.

The Company incurred a net loss of $4.2 million ($0.08 per share) in the second quarter of 2004, compared to a net loss of $5.4 million ($0.14 per share) in the second quarter of 2003.  The most significant component of the Company’s net loss for the second quarter of 2004 and 2003 was exploration and development costs on the Meadowbank project, which were $3.9 million in the second quarter of 2004 compared to $4.6 million for the same period in 2003.

The Company had no operating revenues in the second quarters of 2004 or 2003, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim financial statements for the second quarter of 2004 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is completing a feasibility study on the Meadowbank gold project.  Initiated in 2003, completion of the feasibility study was extended in early 2004 due in part to global escalations in the anticipated cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Company is completing a 2004 drill program to enhance gold resources at Meadowbank and is progressing on an extensive range of feasibility optimization studies with the goal of completing feasibility in the fall of 2004.  Revisions to resource estimates, incorporating the results from the Phase 1 drill program, are in progress.

Cumberland is a well-financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

* Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.